Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 31, 2021, the end of the period covered by this Quarterly Report on Form 10-Q, the Company has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Company’s common stock, $0.0001 par value (“common stock”), rights to purchase common stock (“rights”), and units comprised of one share of common stock and one right.

The following description of the Company’s capital stock and provisions of the Company’s amended and restated certificate of incorporation, bylaws and the Delaware General Corporation Law are summaries and are qualified in their entirety by reference to the Company’s amended and restated certificate of incorporation and bylaws and the text of the Delaware General Corporation Law. Copies of these documents have been filed with the SEC as exhibits to the Quarter Report on Form 10-Q to which this description has been filed as an exhibit.

The Company’s authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share. The authorized and unissued shares of common stock are available for issuance without further action by the Company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company’s securities may be listed. Unless approval of stockholders is so required, the Company’s board of directors will not seek stockholder approval for the issuance and sale of common stock.

Units

Each unit consists of one share of common stock, $0.0001 par value and one right to acquire 1/10 of one share of common stock upon the consummation of an initial business combination. In the event the Company will not be the surviving company upon completion of its initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one- tenth (1/10) of a share underlying each right upon consummation of the business combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, shareholders must hold rights in multiples of 10 in order to receive shares for all of his, her, or its rights upon closing of a business combination. The private units held by the Company’s sponsor and underwriters are identical to the public units described above.

Common Stock

Holders of record of the Company’s common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the Company’s initial business combination, the Company’s insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them in favor of the proposed business combination.

The Company will consummate its initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause its net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

The Company’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company does not consummate its initial business combination within 9 months of its initial public offering (the “IPO”) (or 15 months from the closing of its IPO if the Company has executed a definitive agreement for an initial business combination within 9 months from the closing of its IPO but have not completed the initial business combination within such 9-month period), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Company’s insiders have agreed to waive their rights to share in any distribution with respect to their insider shares and private shares. However, if the Company anticipates that it may not be able to consummate its initial business combination within 9 months from the closing of its IPO and it has not entered into a definitive agreement for an initial business combination by such date, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to 15 months to complete a business combination), provided that, pursuant to the terms of its amended and restated certificate of incorporation and the trust agreement entered between the Company and Continental Stock Transfer & Trust Company on January 7, 2021, the only way to extend the time available for the Company to consummate its initial business combination in the absence of a definitive agreement is for the Company’s insiders or their affiliates or designees, upon five days’ advance notice prior to the applicable deadline, to deposit into the trust account $575,000 ($0.10 per share, or an aggregate of $1,150,000), on or prior to the date of the applicable deadline. In the event that they elected to extend the time to complete a business combination and deposited the applicable amount of money into trust, the insiders would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the relevant insider’s discretion, converted upon consummation of its business combination into additional private units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of its initial business combination. In the event that the Company receives notice from its insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Company’s insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for the Company to complete its initial business combination. To the extent that some, but not all, of the Company’s insiders, decide to extend the period of time to consummate the Company’s initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required.

The Company’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to sell their shares to the Company in any tender offer or have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote on the proposed business combination and the business combination is completed. If the Company hold a stockholder vote to amend any provisions of the Company’s certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which the Company has to complete a business combination), the Company will provide its public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the trust account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

Rights included as part of units

Except in cases where the Company is not the surviving company in a business combination, each holder of a right will automatically receive one- tenth (1/10) of a share of common stock upon consummation of the Company’s initial business combination, even if the holder of a public right converted all shares of common stock held by him, her or it in connection with the initial business combination or an amendment to the Company’s certificate of incorporation with respect to the Company’s pre-business combination activities. In the event the Company will not be the surviving company upon completion of its initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one- tenth (1/10) of a share underlying each right upon consummation of the business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional shares of common stock upon consummation of an initial business combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enter into a definitive agreement for a business combination in which it will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, holders must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a business combination. If the Company is unable to complete an initial business combination within the required time period and it liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Certain Anti-Takeover Effects of Delaware Law and Provisions of the Company’s Amended and Restated Certificate of Incorporation and Bylaws

The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
●	an affiliate of an interested stockholder; or
●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of the Company’s assets. However, the above provisions of Section 203 do not apply if:

●	the board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
●	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Exclusive Forum For Certain Lawsuits

The Company’s amended and restated certificate of incorporation requires that derivative actions brought in the Company’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions not including claims that arise under the Securities Act or Exchange Act, may be brought only in the Court of Chancery in the State of Delaware. This provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

Special meeting of stockholders

The Company’s bylaws provide that special meetings of stockholders may be called by resolution of the board of directors, or by the Chairman or the President.

Advance notice requirements for stockholder proposals and director nominations

The Company’s bylaws provide that written or printed notice of a stockholder meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, will need to be delivered to the Company’s Chairman or the President, the Secretary, or the persons calling the meeting, not later than the close of business not less than 10 nor more than 60 days before the date of the meeting of stockholders. These provisions may preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but unissued shares

The Company’s authorized but unissued common stock is available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.